[Haynes and Boone, LLP letterhead]

June 13, 2007

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention: Mr. Paul Fischer

Re:	Towerstream Corporation Amendment No. 3 on Form S-3 to Registration Statement on Form SB-2 File No. 333-141405

Ladies and Gentlemen:

We are counsel to Towerstream Corporation (the “Company”).  We hereby submit our response to the letter of comment dated May 31, 2007 from the staff of the Division of Corporation Finance to Amendment No. 2 to the Company’s Registration Statement on Form SB-2 filed with the Securities and Exchange Commission (the “Commission”) on May 24, 2007 (the “Form SB-2”). Our responses are numbered to correspond to the comments in the letter of comment and are filed in conjunction with Amendment No. 3 on Form S-3 to the Form SB-2 filed on behalf of the Company (the “Registration Statement”).

General

We note your response to prior comment 1. Upon completion of the primary offering you reference in paragraph three, please provide us with the entire analysis requested in prior comment 1.

Comment No. 1 relates to the offering of 11,699,101 shares pursuant to a resale registration statement in reliance on Rule 415 promulgated under the Securities Act of 1933, as amended. We note that the Commission has stated that one factor in determining whether the staff will concur that a resale registration statement relying on Rule 415 is appropriate is the ratio of shares being registered as compared to the “public float.” While this analysis is not determinative, the staff has indicated that it will scrutinize registrations where the percentage of registered shares exceeds an arbitrary percentage.  While this may be appropriate for a

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Securities and Exchange Commission

June 13, 2007

registration statement that is dominated by affiliated sellers seeking to register in a secondary offering what properly could be characterized as a primary offering made by an issuer or affiliates, we do not believe that this analysis is appropriate for the Company, which is registering shares on behalf of non-affiliates.  Furthermore, the recent issuance on June 11, 2007 of 10,000,000 newly issued shares in a primary registered offering significantly increases the Company’s public float relative to the registration to which Comment No. 1 is directed.

The Company is seeking to register, including warrants, convertible securities, placement agent warrants, and  common stock, a number of shares that is significant relative to the  public float, or the shares that are presently held by non-affiliates of the Company.  Inasmuch as the Company is the successor to a business that is well-established, was founded and funded by  shareholders who are not registering any shares in the subject registration statements, nor are any shares being registered on behalf of any officers, directors or 5% or greater shareholders, we believe that all of the shares being registered may properly be included, since they were issued in arms-length transactions with non-affiliates that are traditionally afforded the right to utilize a resale registration statement on an appropriate form.  In addition, the shares of common stock and convertible securities to which the registration statement relates were issued to investors in connection with a simultaneous reverse merger and financing transaction in which the Company acquired a private entity on January 12, 2007.  These investors were sophisticated parties and lead investors were represented by independent legal counsel, which strongly supports the independent nature and non-affiliate status of these holders.

A significant majority of the holders of the offered securities under the subject registration statement are presently subject to “market standoff” agreements pursuant to which registered shares may not be offered or sold until December 2007 without consent of the Company and the placement agent for the Company’s recently completed sale of 10 million shares in a registered primary offering.  As such, we do not believe there is any analysis under which the selling shareholders in the subject registration may be deemed, individually or collectively, to be “affiliates” of the Company or otherwise ineligible for reliance on the resale provisions Rule 415(a)(1).

Subsequent to the initial filing, the Company’s shares, including 10 million shares recently sold in a registered primary offering, were approved and have commenced trading on NASDAQ, which reduces significantly the potential relationship of control indicated for the resale shares relative to the shares held by the non-affiliates being offered.

 Question D.29 of the Commission’s July 1997 Manual of Publicly Available Telephone Interpretations also supports the view that the registration statement relates to a valid secondary offering, and not any primary offering.

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Securities and Exchange Commission

June 13, 2007

Question D.29 of the Commission’s July 1997 Manual of Publicly Available Telephone Interpretations provides that “the question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” We have addressed each of these factors below and do not believe under any of the factors the sellers could reasonably be considered to be a conduit for  the Company.

(a)

How long the selling shareholders have held the shares?

The selling stockholders were issued the shares of common stock being registered (or securities convertible into such shares) on January 12, 2007 and January 18, 2007.  Moreover, of the 11,699,101 shares being registered, 10,866,792 are subject to market standoff provisions pursuant to which such shares may not be disposed of until December 2, 2007, almost 11 months from their original issuance date. As a result, even assuming prompt effectiveness of the 11,699,101 shares being registered, 832,309 will have been held for at least 6 months, with the remaining 10,866,792 shares held for almost 11 months prior to any resales.  We believe that such lengthy holding periods are much more consistent with the conclusion that a secondary offering is being registered than a primary offering, if not determinative of  such question.

(b)

Under what circumstances did the selling stockholders receive their shares?

The 11,699,101 shares being registered by the Company were issued (or are issuable pursuant to convertible instruments that were issued) in January 2007 in connection with a simultaneous reverse merger and financing transaction, commonly referred to as an “APO” and “PIPE” in which the Company acquired a private entity formed in 1999.  5,110,056 shares of common stock and 2,550,030 shares of common stock underlying warrants were issued in connection with the January 2007 unit offering of common stock and warrants, 1,272,728 shares are underlying $3,500,000 of debentures that are convertible into shares of common stock at a fixed conversion price per share above the $2.25 per share purchase price of common stock sold in the unit offering and 1,272,728 shares are issuable upon the exercise of warrants issued in connection with the debentures. Moreover, 204,552 shares are issuable upon the exercise of warrants issued to placement agents as compensation in connection with the January 2007 unit and debenture offerings and 1,284,007 shares were issued upon the mandatory conversion of certain long-term outstanding promissory notes of the private company upon the consummation of the APO. The non-affiliate selling stockholders offering share issued upon conversion of the notes purchased such notes from the holders thereof on or about January 12, 2007. The terms of each of these offerings were negotiated on a true arms-length basis with third parties who are

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sophisticated investors, including through independent third party placement agents in heavily negotiated transactions in which the lead investors were represented by their own counsel and advisors.

(c)

Are there any relationships between the Company and the selling stockholders?

There are no relationships or affiliations with the Company and the persons who constitute the selling shareholders in the registration statement.

(d)

How many shares are involved?

The Company is seeking to register 11,699,101 shares under the registration statement. There are currently 33,724,950 shares of common stock issued and outstanding, of which approximately 25,184,766 are held by non-affiliates.

(e)

Are any selling stockholders in the business of underwriting securities?

Except for the placement agents who received warrants and certain affiliates of the placement agents who purchased securities in January 2007, no selling stockholder is in the business of underwriting securities. Furthermore, to the best of our knowledge, none of the placement agents participates in any firm commitment underwritten offerings, but only receive fees in the form of cash and/or securities in connection with rendering services to issuers.  Of the 11,699,10l shares that are being registered, only 844,552 are being registered on behalf of the placement agents or affiliates of the placement agents.

(f)

Do any circumstances indicate that the selling stockholders are acting as a conduit for the Company?

None of the 57 unaffiliated selling stockholders is acting as a conduit for the Company. As discussed above, the selling stockholders are not now, nor have they ever been, affiliates of the Company. Furthermore, before any selling stockholder may sell shares of common stock under the registration statement, 832,309 of those shares must have been held for at least 6 months and 10,866,792 shares will need to have been held for 11 months. We believe that this factor alone is sufficient for agreement with the conclusion that no selling stockholder is acting as a conduit of the Company.  We also point out that each warrant and debenture is exercisable above the selling price of common stock offered in the unit offering, have non-resettable fixed exercise or conversion prices (ranging from $4.00 to $6.00) at a substantial premium to the market price preceding the “APO.”

Accordingly, we believe that the staff should evaluate the specific and unique factors described herein and not raise any objection to this exchange listed company’s reliance on Form

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Securities and Exchange Commission

June 13, 2007

S-3, the traditional form for resale registrations relying upon Rule 415.  We believe that the offerings are properly classified as secondary offerings permitted to be made in reliance upon Rule 415(a)(1)(i).

Should you have any further questions or comments, please contact the undersigned at (212) 659-4973 or Rick Werner at (212) 659-4974.

Sincerely,
/s/ Harvey J. Kesner
Harvey J. Kesner

N-SEC Response Letter - Amendment 3(7336_3).DOC